Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended September 30, 2006	Year Ended September 30, 2005	Year Ended September 30, 2004	Year Ended September 30, 2003	Year Ended September 30, 2002
Ratio of Earnings to Fixed Charges	1.1x	1.4x	0.8x	1.1x	1.4x

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” include income from continuing operations before taxes and fixed charges (adjusted for interest capitalized during the period). “Fixed charges” include interest, whether expensed or capitalized, amortization of deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals. In fiscal year 2004, earnings were insufficient to cover fixed charges by $2.3 million.